March 31, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Joshua Ravitz

Re:	First Horizon Asset Securities, Inc. Registration Statement on Form S-3 Filed February 24, 2006 File No. 333-132046

Dear Mr. Ravitz:

On behalf of First Horizon Asset Securities, Inc. (the “Registrant”) we submit this response letter to the staff’s comment letter dated March 22, 2006 addressed to the Registrant.

Our responses to the staff’s comments in the March 22, 2006 comment letter are set forth below. To facilitate your review, each comment of the staff has been set forth below in italics and is followed by our response. References to page numbers apply to the redlined version of the applicable prospectus supplement or base prospectus included in the courtesy package that we are furnishing to the staff.

Form S-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant hereby confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with

Mr. Joshua Ravitz

March 31, 2006

respect to asset-backed securities involving the same asset class. Attached hereto as Exhibit A is a list of the CIK codes for all affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class.

2.

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 110(f) of Regulation AB.

The Registrant hereby confirms that all material terms to be included in the finalized transaction agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

The Registrant hereby confirms that it will file or cause to be filed unqualified legality and tax opinions at the time of each takedown.

4.

We note your reference to “other agency securities” on page 30 of the base prospectus referencing several specific types of agency securities that may be included in a trust fund. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above.

The Registrant hereby confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. The term “agency securities” is intended to encompass all types of mortgage pass-through securities that are or may be issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac, including Ginnie Mae Certificates, Fannie Mae Certificates or Freddie Mac Certificates, the characteristics of which will be described in the related prospectus supplement. There will be no “other agency securities” and, accordingly, the Registrant has removed the reference thereto on page 31 of the base prospectus.

Mr. Joshua Ravitz

March 31, 2006

Prospectus Supplement 1 - Certificates

Table of Contents, page S-3

5.

We note that you have included a section regarding legal proceedings in the notes supplement on page S-80, but not in this supplement. Please clarify and confirm no disclosure is required pursuant to Item 1117 of Regulation AB.

The Registrant has revised the Certificates Prospectus Supplement to include a section regarding legal proceedings on page S-67 thereof.

Summary, page S-6

6.

It appears from Page S-8 that the sponsor may purchase some of the mortgage loans from other originators. Therefore, please provide bracketed disclosure to reflect that you will include any information about originators that may be required by Item 1110(a) or (b) of Regulation AB.

The Registrant has included the requested bracketed disclosure on Page S-6 of the Certificates Prospectus Supplement.

7.	Please provide a brief description of how losses not covered by credit enhancement will be allocated in both supplements. Refer to Item 1103(a)(3)(ix) of Regulation AB.

The Registrant has added the requested brief description on Page S-12 of the Certificates Prospectus Supplement and on page S-13 of the Notes Prospectus Supplement.

8.

We note on page S-56 under the heading, “Optional Purchase of Defaulted Loans,” that pool assets may be removed by the servicer for reasons not otherwise described in the summary. Please revise to briefly summarize the circumstances under which pool assets can be added, removed, or substituted. Refer to Item 1103(a)(6) of Regulation AB.

The Registrant has added the requested brief description on Page S-9 of the Certificates Prospectus Supplement.

Additional Information, page S-32

9.

Please revise to include a section header that identifies more specifically that you intend to describe the scope of reports to security holders, and a description of those reports, in this section pursuant to Items 1118, 1122 and 1123 of Regulation AB. Please update the table of contents as well.

The Registrant has added a new subheading to the Certificates Prospectus Supplement under “Description of the Certificates” entitled “Reports to Certificateholders” on Page S-57 and has included a description of such reports thereunder as requested. The Registrant has also updated the table of contents to reflect this addition.

Mr. Joshua Ravitz

March 31, 2006

The Transaction Agreements

The Servicing Rights Transfer and Subservicing Agreement, page S-35

10.

We note on page S-36 that the master servicer may perform any of its obligations through one or more subservicers. Please identify or provide bracketed information to reflect all affiliated servicers, unaffiliated servicers 10% or more of the asset pool, and material servicers. See Item 1108(a)(2)(ii) through (iv), and Item 1108(b), (c), and (d) of Regulation AB.

The Registrant has included the requested bracketed disclosure on Page S-37 of the Certificates Prospectus Supplement.

The Pooling and Servicing Agreement, page S-36

11.

We note that arrangements for advances by the master servicer are described on page S-41. To the extent material, please provide three years of statistical information regarding servicer advances and the servicer’s overall servicing portfolio. Refer to Item 1108(c)(4) of Regulation AB.

The Registrant has included bracketed disclosure in response to the request on Page S-42 of the Certificates Prospectus Supplement.

Prospectus Supplement 2 - Notes

Summary, page S-6

12.	Please provide the amount or formula for calculating the servicer fee. Refer to Item 1103(a)(7) of Regulation AB.

The Registrant has added the requested disclosure to Page S-13 of the Notes Prospectus Supplement.

The Mortgage Loans, page S-7

13.

Please revise your cross-reference to refer to the correct location of the “Conveyance of Subsequent HELOCs” heading, which appears to be in the “Sales and Servicing Agreement” section, not the “Description of HELOCs” section.

The Registrant has revised the cross-reference to refer to the correct location of the “Conveyance of Subsequent HELOCs” subheading. See Page S-8 of the Notes Prospectus Supplement.

Mr. Joshua Ravitz

March 31, 2006

Effect of Rapid Amortization, page S-9

14.	Please provide a brief summary of the circumstances that may trigger a rapid amortization event. Refer to Item 1103(a)(3)(vii) of Regulation AB.

The Registrant has added the requested brief summary on Page S-11 of the Notes Prospectus Supplement.

[The Note Insurer], page S-25

15.

We note your statement that neither the depositor nor the underwriter makes any representation as to the accuracy or completeness of the information provided in this section. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the filing.

The Registrant has deleted the disclaimer on Page S-27 of the Notes Prospectus Supplement and has confirmed that there are no similar disclaimers in the filing.

16.

Please add bracketed language to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage for the credit enhancement provider is 10% or more.

The Registrant has added the requested bracketed language on Page S-27 of the Notes Prospectus Supplement.

Description of the HELOCS

General, Page S-35

17.

We note that the HELOCs in the asset pool were underwritten in accordance with the standards in effect at the time of origination. Although a description of current underwriting standards is provided on page S-46, please include a description of the solicitation, credit-granting or underwriting criteria used to originate or purchase the pool assets, including, to the extent known, any changes in such criteria and the extent to which such policies and criteria are or could be overridden. Refer to Item 1111(a)(3) of Regulation AB.

The Registrant has revised the cross-reference on Page S-37 of the Notes Prospectus Supplement to reflect that the seller’s current underwriting standards are described under “The Sponsor, Seller, Master Servicer and Custodian – Credit and Underwriting Guidelines”. The Registrant believes that this section satisfies the disclosure requirements of Item 1111(a)(3) of Regulation AB. See Page S-28 of the Notes Prospectus Supplement.

Mr. Joshua Ravitz

March 31, 2006

18.

We note your statement on page S-36 that no HELOCs will be more than 30 days past due. However, the description of the sale and servicing agreement on page S-61 only reflects that none of the HELOCs will be more than 60 days delinquent, and bracketed disclosure of the percentage of HELOCs 30-59 days delinquent tends to suggest that there may be HELOCs more than 30 days past due. Please clarify, and revise so that these sections of disclosure are consistent.

The Registrant has revised page S-64 to resolve the conflicting representations and to make the disclosure consistent with that on Page S-37 of the Notes Prospectus Supplement.

19.	Furthermore, please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to Item 1101(d) of Regulation AB.

The Registrant hereby confirms that delinquent assets will be limited to less than 20% of the asset pool.

20.

In addition, if delinquent assets are included in the asset pool, please provide tabular information of the delinquent assets in 30/31 day buckets. Refer to Item 1101(c)(2)(iv), Item 1100(b), and 1111(c) of Regulation AB, and Section 1.01 of Regulation AB Telephone Interpretations.

The Registrant has added bracketed text on Page S-37 to the Notes Prospectus Supplement which refers to the tabular information required by Item 1111(c) and 1100(b) of Regulation AB. In response to comment #19, the Registration has confirmed that delinquent assets will be limited to less than 20% of the asset pool.

Base Prospectus

Cover Page

21.

Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Securities Act Rule 190 for the mortgage participation interests referenced in four out of the five bullet points, and also discussed on pages 19-20 and page 27 in the Trust Fund section. Refer to Section III.A.6 of SEC Release 33-8518 and footnote 173 in that section.

The Registrant has added disclosure to Page 25 of the Prospectus that describes the conditions that must be satisfied under Rule 190 of the Securities Act in order to include participation certificates in the trust fund for any offering of asset-backed securities.

22.	Please identify each type of credit support that may be used on the cover page. Refer to Item 1102(h) of Regulation AB.

The Registrant respectfully notes that it would be impracticable to fit each type of credit support that may be used on the cover page of the Prospectus. The Registrant has revised the cover page of the Prospectus to include includes a cross-reference to the section

Mr. Joshua Ravitz

March 31, 2006

entitled “Credit Enhancement” which contains that description. The Registrant has included and will continue to include a brief description of the types of credit enhancement or other support for the transaction and will identify any credit enhancement or support provider on the cover page of the related prospectus supplement as required by Item 1102(h) of Regulation AB.

The Trust Fund

General, page 19

23.

Please clarify what you mean by “mortgage backed securities representing an interest in. . . ” in the third bullet point. Provide us with your Rule 190 analysis if appropriate. In addition, if you choose to retain these securities in the trust fund assets, please provide bracketed disclosure in the supplement reflecting the disclosure you will provide if they are included in the asset pool of an issuing entity.

In the referenced third bullet point on Page 19 of the Prospectus, the Registrant is referring to non-agency mortgage-backed securities as described under “The Trust Fund – Non-Agency Mortgage-Backed Securities” on Page 31 of the Prospectus. The Registrant has added disclosure on Page 32 of the Prospectus to the effect that any non-agency mortgage-backed securities included in the trust fund for a series of securities must satisfy the conditions applicable to participation certificates described under “—Participation Certificates” in the Prospectus.

Substitution of Trust Fund Assets, page 32

24.

We note your disclosure that the “prospectus supplement will describe any other conditions upon which the Trust Fund Assets may be substituted for Trust Fund Assets initially included in the Trust Fund.” Please provided bracketed disclosure in each prospectus supplement of these other conditions. Refer to Item 1101(c)(1) and (c)(3) of Regulation AB, and footnote 207 to SEC Release 33-8518.

The Registrant has added the requested bracketed disclosure on Page S-9 of the Certificates Prospectus Supplement and on page S-9 of the Notes Prospectus Supplement.

Reports to Securityholders, page 33

25.

Please update the reference to the applicable section in the prospectus supplement(s) that contains this information. The tables of contents for the current prospectus supplements do not appear to contain the section header “Description of the Securities — Reports to Securityholders” that you reference here.

The Registrant has updated the table of contents in the Certificates Prospectus Supplement to reflect that the section entitled “Reports to Certificateholders” is located on Page S-57 thereof. The table of contents in the Notes Prospectus Supplement has been updated to reflect that the section entitled “Reports to Securityholders” is located on Page S-62 thereof.

Mr. Joshua Ravitz

March 31, 2006

Credit Enhancement

General, page 54

26.

We note that “shifting of interests” is a form of credit enhancement provided in the certificates supplement, but not listed in the base prospectus. Please disclose all forms of credit enhancements and cash flow agreements reasonably contemplated to be included in an actual takedown. Refer to Item 1114 of Regulation AB.

The Registrant respectfully notes that the phrase “shifting of interests” relates to the form of credit enhancement specified in the second bullet point under the section entitled “Credit Enhancement” in the Prospectus. The Registrant has revised that bullet point to refer to “shifting of interests” and has added a description of the concept on Page 57 of the Prospectus.

27.

Furthermore, your disclosure is difficult to follow. You describe “overcollateralization and excess cash flow” on page 54. Please revise the bullet point list so that it is consistent with the descriptive headings that follow. Also, we suggest you re-order the bullet point list so that it follows the same order as the descriptive paragraphs that follow.

The Registrant has revised and re-ordered the bullet points to be consistent with the descriptive headings that follow. See Pages 52 to 62 of the Prospectus.

Financial Instruments, page 60

28.

Please revise to delete the language “or similar financial instruments” from page 60. We view this as a catch-all. Derivatives are limited to interest rate and currency swaps. Refer to Item 1115 of Regulation AB.

The Registrant has deleted the language “or similar financial instruments” from Page 62 of the Prospectus and has added clarifying language specifying the types of interest rate swap arrangements that may be used.

Index to Exhibits

29.

Please clarify why you have included the sale and servicing agreement for the notes as Exhibit 10.1. Also, please specify in the exhibit index that the sale and servicing agreement is for the HELOC Notes, as you have done for Exhibit 4.1 and the Certificates.

The document governing the rights of noteholders in a note (debt) transaction is the Indenture, a form of which is filed as Exhibit 4.2 to the registration statement. The Sale and Servicing Agreement is a material contract for the note transaction, so it is filed as exhibit 10.2.

Mr. Joshua Ravitz

March 31, 2006

Pooling and Servicing Agreement

30.

Please ensure that you have included all sections in the Pooling and Servicing Agreement that is filed in your next amendment. In this regard, we note that Section 3.17 (Annual Independent Public Accountants’ Servicing Statement; Financial Statements) does not appear to have been included.

The Registrant has deleted the reference to Section 3.17 from the table of contents to the Pooling and Servicing Agreement. This section has been superseded by Section 10.7 (Report on Assessment of Compliance and Attestation) which pertains to the requirements under Section 1122 of Regulation AB.

* * * *

We respectfully submit the foregoing for your consideration in response to your comment letter dated March 22, 2006. If you have any further questions concerning this filing, please contact me at (214) 659-4425.

Very truly yours,

/s/ Mark W. Harris

Mark W. Harris

cc	Clyde A. Billings
Alfred Chang
John Arnholz
David Barbour

EXHIBIT A

CIK	Company
0001357118	First Horizon Asset Sec HELOC Notes Series 2006-HE1
0001353369	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-1
0001352652	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AA1
0001355486	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AA2
0001353370	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-AR1
0001352653	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-FA1
0001355374	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2006-FA2
0001315831	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-1
0001322457	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-2
0001325058	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-3
0001331519	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-4
0001337187	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-5
0001340115	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-6
0001342552	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-7
0001347901	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-8
0001315641	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA1
0001318951	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA2
0001322242	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA3
0001325059	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA4
0001328402	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA5

CIK	Company
0001331416	First Horizon Alternative Mortgage Securities Trust 2005-AA6
0001334474	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA7
0001337400	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA8
0001340117	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA9
0001342553	First Horizon Alternative Mortgage Securities Trust 2005-AA10
0001345661	First Horizon Alternative Mortgage Securities Trust 2005-AA11
0001347928	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AA12
0001319008	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR1
0001325055	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR2
0001331525	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR3
0001337203	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR4
0001340072	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR5
0001347932	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-AR6
0001315640	First Horizon Alternative Mortgage Securities Trust 2005-FA1
0001319306	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-FA2
0001322239	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-FA3
0001325060	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-FA4
0001331521	First Horizon Alternative Mortgage Securities Trust 2005-FA5
0001334473	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2005-FA6
0001337238	First Horizon Alternative Mortgage Securities Trust 2005-FA7
0001340431	First Horizon Alternative Mortgage Securities Trust 2005-FA8
0001342551	First Horizon Alternative Mortgage Securities Trust 2005-FA9

CIK	Company
0001345658	First Horizon Alternative Mortgage Securities Trust 2005-FA10
0001347933	First Horizon Alternative Mortgage Securities Trust 2005-FA11
0001284845	First Horizon ABS Notes Series 2004-HE1
0001295411	First Horizon ABS Notes Series 2004-HE2
0001310583	First Horizon ABS Trust Series 2004-HE3
0001312969	First Horizon ABS Trust Series 2004-HE4
0001277906	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-1
0001285134	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-2
0001288972	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-3
0001291951	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-4
0001296048	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-5
0001304703	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-6
0001309806	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-7
0001291765	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA1
0001295870	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA2
0001299014	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA3
0001304702	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA4
0001307163	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA5
0001309807	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA6
0001312819	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AA7
0001278072	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR1
0001288747	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR2
0001288863	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR2
0001291764	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR3

CIK	Company
0001295868	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR4
0001301754	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR5
0001307190	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR6
0001312801	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-AR7
0001301753	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-FA1
0001310100	First Horizon Alternative Mortgage Securities Trust 2004-FA2
0001312968	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2004-FL1
0001216592	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-1
0001220975	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-2
0001225453	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-3
0001229743	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-4
0001237300	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-5
0001249340	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-6
0001257476	First Horizon Mortgage Pass Through Trust 2003-7
0001261847	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-8
0001265038	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-9
0001271130	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-10
0001220838	First Horizon Mortgage Pass Through Trust 2003-AR1
0001236567	First Horizon Mortgage Pass Through Trust 2003-AR2
0001261660	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-AR3
0001268248	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2003-AR4
0001166689	First Horizon Mortgage Pass Through Trust 2002-1

CIK	Company
0001170795	First Horizon Mortgage Pass Through Trust 2002-2
0001175140	First Horizon Mortgage Pass Through Trust 2002-3
0001182958	First Horizon Mortgage Pass Through Trust 2002-4
0001187945	First Horizon Mortgage Pass Through Trust 2002-5
0001200601	First Horizon Mortgage Pass Through Trust 2002-6
0001199302	First Horizon Mortgage Pass Thru Certificates Series 2002-6
0001202179	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2002-7
0001208102	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2002-8
0001212132	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2002-9
0001200606	First Horizon Mortgage Pass Through Trust 2002-AR1
0001199301	First Horizon Mortgage Pass Through Trust 2002-AR1
0001207231	First Horizon Asset Securities Inc. Mortgage Pass Through Certificates Series 2002-AR2
0001133240	First Horizon Mortgage Pass Through Trust 2001-1
0001137275	First Horizon Mortgage Pass Through Trust 2001-2
0001141228	First Horizon Mortgage Pass Through Trust 2001-3
0001143778	First Horizon Mortgage Pass Through Trust 2001-4
0001156057	First Horizon Mortgage Pass Through Trust 2001-5
0001158658	First Horizon Mortgage Pass Through Trust 2001-6
0001161552	First Horizon Mortgage Pass Through Trust 2001-7
0001163377	First Horizon Mortgage Pass Through Trust 2001-8
0001164826	First Horizon Mortgage Pass Through Trust 2001-9
0001133128	First Horizon Mortgage Pass Through Trust 2000-1

CIK	Company
0001133129	First Horizon Mortgage Pass Through Trust 2000-2
0001133130	First Horizon Mortgage Pass Through Trust 2000-3
0001133131	First Horizon Mortgage Pass Through Trust 2000-4
0001133132	First Horizon Mortgage Pass Through Trust 2000-5
0001133133	First Horizon Mortgage Pass Through Trust 2000-H